UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of **November 2006**

Commission File Number: **0-22622**



CREATOR CAPITAL LIMITED

Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM 12, Islands of Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated November 30, 2006
2	Material Change Report dated November 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2006

CREATOR CAPITAL LIMITED

By: *Deborah Fortescue-Merrin*

Name: **Deborah Fortescue-Merrin,**
President



Canon's Court, 22 Victoria Street
PO Box HM 1179, Hamilton HM 12
Islands of Bermuda

PRESS RELEASE

Creator Capital signs Letter of Intent with Newmediacom

HAMILTON, BERMUDA, November 30, 2006 - CREATOR CAPITAL LIMITED (CTORF:OTCBB) ("CCL" or the "Company") is pleased to announce that the Company has signed a Letter of Intent with Newmediacom Limited ("NMC"), of the United Kingdom, for the purpose of negotiating rights to certain services related to the provision of live, streamed, and downloadable video services to mobile devices and other video distribution and receiving technologies.

ABOUT NEWMEDIACOM

Newmediacom Ltd., www.newmediacom.co.uk is one of five companies, which comprise the Phones International Group www.phonesintgroup.com. Phones International Group was founded in 1998 by Peter Jones. The Group provides a portfolio of core business offerings combining mobile logistics, distribution and fulfillment, configuration, content products and delivery and other related services within the mobile and wireless industries. Newmediacom was acquired by the Phones International Group early in 2004. The company provides broadcast quality services and solutions that can be utilized in the mobile phone arena.

ABOUT CREATOR CAPITAL

Creator Capital Ltd., www.creatorcapital.com a Bermuda exempted company, along with Harrah's Entertainment Inc., introduced the in-flight interactive gaming experience to international airline passengers as a method of creating additional revenues for airlines in 1998. In addition to providing interactive in-flight gaming entertainment software and services, CCL is expanding its services to include international entertainment and sports content for broadband television over the internet.

ON BEHALF OF THE BOARD OF DIRECTORS

Deborah Fortescue-Merrin

Deborah Fortescue-Merrin
President

(604) 947-2555
info@creatorcapital.com
http://www.creatorcapital.com

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Creator Capital Limited ("Creator" or the "Company")
Canon's Court
22 Victoria Street
Hamilton HM 12, Islands of Bermuda

Item 2   **Date of Material Change**

November 30, 2006

Item 3   **News Release**

The new Release dated November 30, 2006 was disseminated via CCN Matthew.

Item 4   **Summary of Material Change**

Creator Capital Limited has signed a Letter of Intent with Newmediacom Limited.

Item 5   **Full Description of Material Change**

Creator Capital Limited has signed a Letter of Intent with Newmediacom Limited ("NMC"), of the United Kingdom, for the purpose of negotiating rights to certain services related to the provision of live, streamed, and downloadable video services to mobile devices and other video distribution and receiving technologies.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Deborah Fortescue-Merrin, President at (604) 947-2555.

Item 9   **Date of Report**

Dated at Vancouver, BC, this 30th day of November 2006

CREATOR CAPITAL LIMITED

/s/ Deborah Fortescue-Merrin
_____

Deborah Fortescue-Merrin,
President